SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K/A dated

July 1, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces issuance of company debentures (series G) following exercise of option warrants (series B)

PARTNER COMMUNICATIONS ANNOUNCES ISSUANCE OF COMPANY DEBENTURES (SERIES G)

FOLLOWING EXERCISE OF OPTION WARRANTS (SERIES B)

ROSH HA'AYIN, Israel, July 1, 2020 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that further to the Company's immediate reports dated April 17, 2019, May 1, 2019 and July 1, 2019, with respect to a private placement in Israel of untradeable option warrants that are exercisable for the Company's Series G debentures, and further to the Company's immediate report dated July 1, 2019, November 28, 2019, February 27, 2020 and May 31, 2020 with respect to the exercise of option warrants of the Company (Series A), 122,000 option warrants of the Company (Series B) that are exercisable for NIS 12,200,000 par value of Series G debentures of the Company, were exercised.

The option warrants (Series B) of Series G debentures of the Company, were exercised at a discount rate of 1.066%, and therefore the weighted discount rate for July 1, 2020 that applies to the Series G debentures (following the issuance detailed in this report and not taking into account the Series G debentures that will be allotted as part of a private placement by way of a series expansion, as detailed in the Company’s immediate report dated June 29, 2020) is 1.223%.

Standard & Poor’s Global Ratings Maalot Ltd. ("Maalot") has announced an 'ilA +' rating for the issuance of debentures in an amount of up to NIS 12.2 million par value that will be issued through an expansion of Series G debentures as part of an exercise of untradeable options. For further information, see Maalot's report dated July 1, 2020 at: https://mayafiles.tase.co.il/rpdf/1305001-1306000/P1305964-00.pdf or its unofficial English translation which will be attached to the Company's report on Form 6-K to be submitted to the US Securities and Exchange Commission later today.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR SINGAPORE.

For additional details regarding the Company's Series G debentures, see the Company's Shelf Offering Report that the Company published on January 3, 2019 (on Form 6-K) at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891319000035/zk1922436.htm or
https://mayafiles.tase.co.il/rpdf/1206001-1207000/P1206884-00.pdf the Company's press releases and immediate reports (on Form 6-K) dated April 17, 2019 at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891319001154/zk1922938.htm or https://maya.tase.co.il/reports/details/1225154 ; on May 1, 2019 at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891319001264/zk1922985.htm or
https://maya.tase.co.il/reports/details/1226942; on July 1, 2019 at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891319001781/zk1923231.htm  or
https://maya.tase.co.il/reports/details/1238784; on November 28, 2019 at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891319002851/zk1923706.htm or
https://maya.tase.co.il/reports/details/1265589/2/0; on February 27, 2020 at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891320000660/zk2024103.htm or https://maya.tase.co.il/reports/details/1280967 and on May 31, 2020 at: https://maya.tase.co.il/reports/details/1298367/2/0 or https://www.sec.gov/Archives/edgar/data/1096691/000117891320001682/zk2024516.htm and also the Company's Annual Report on Form 20-F for the year ended December 31, 2019 – "Item 5B. Liquidity and Capital Resources".

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

2

Partner Communications Co. Ltd.

...............................................................................................................................

July 1, 2020

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 12.2 Million Par Value Through A Future Private Placement Of Options Dated April 2019

Primary Credit Analyst
Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact
Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on July 1, 2020, the Hebrew version shall apply.

1 | July 1, 2020	New Issuance

Partner Communications Co. Ltd.

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 12.2 Million Par Value Through A Future Private Placement Of Options Dated April 2019

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 12.2 million par value to be issued by Partner Communications Co. Ltd. (ilA+/Negative) through the expansion of Series G by exercising non-tradable options (see our rating report published on April 17, 2019). The proceeds from the issuance will be used for the company's ongoing activity.

We acknowledge a high degree of uncertainty about the evolution of the coronavirus pandemic. The consensus among health experts is that the pandemic may now be at, or near, its peak in some regions, but will remain a threat until a vaccine or effective treatment is widely available, which may not occur until the second half of 2021. We are using this assumption in assessing the economic and credit implications associated with the pandemic (see our research on  S&P Maalot website and  S&P Global Ratings website). As the situation evolves, we will update our assumptions and estimates accordingly.

For additional information on the rating and for other regulatory requirements, see our rating report dated August 5, 2019.

2 | July 1, 2020	www.maalot.co.il

Partner Communications Co. Ltd.

Rating Detail (As of 24-June-2020)

Partner Communications Co. Ltd.
Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Negative

Issue Rating(s)
Senior Unsecured Debt
Series D, F, G	ilA+

Rating History
Local Currency Long Term
August 05, 2019	ilA+/Negative
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	08:47 01/07/2020
Time when the analyst first learned of the event	08:47 01/07/2020
Rating requested by	Issuer

3 | July 1, 2020	www.maalot.co.il

Partner Communications Co. Ltd.

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4 | July 1, 2020	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: July 1, 2020